Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Brazil Potash Corp. (the “Company” or “Brazil Potash”) should be read in conjunction with the Company’s condensed interim consolidated financial statements and the related notes as of and for the three months ended March 31, 2025 and 2024, and its audited consolidated financial statements and related notes as at and for the year ended December 31, 2024. The Company’s condensed interim consolidated financial statements are prepared in accordance with IFRS Standards (which we refer to as “IFRS”) as issued by the International Accounting Standards Board. Our condensed interim consolidated financial statements are compliant and up to date with all new financial accounting standards, as noted per IFRS. This discussion contains forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the United States Securities and Exchange Commission (“SEC”) on March 28, 2025, as amended by the Amendment No. 1 to Form 20-F filed with the SEC on April 9, 2025 (the “2024 Annual Report”).

Our condensed interim consolidated financial statements comprise the financial statements of our Company and our wholly-owned subsidiary in Brazil, Potássio do Brasil Ltda. Potássio do Brasil Ltda. has been fully consolidated from the date of its formation, being the date on which our Company obtained control, and will continue to be consolidated until the date that such control ceases. All intra-company balances, income and expenses, and unrealized gains and losses resulting from intra-company transactions are eliminated in full upon consolidation.

This MD&A reports the Company’s activities through March 31, 2025, unless otherwise indicated.

Overview

We are a mineral exploration and development company, and our primary mining project is the Autazes Project located in the Amazon potash basin near the city of Autazes in the state of Amazonas, Brazil. Our technical operations are based in Autazes, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and our registered corporate office is located at 198 Davenport Road, Toronto, Ontario, Canada. We were incorporated pursuant to the provisions of the OBCA on October 10, 2006. We have one wholly-owned subsidiary, Potássio do Brasil Ltda., a company organized under the laws of Brazil. We are an exploration and development company and have not yet commenced any mining operations. Our plan of operations for the next few years includes, subject to securing sufficient funds, commencing primary construction of the infrastructure of the Autazes Project.

Once our operations commence, our operating activities will be focused on the extraction and processing of potash ore from the underground mine of the Autazes Project and selling and distributing the processed potash in Brazil. We hold all of the mineral rights for the Autazes Project through our wholly-owned local subsidiary in Brazil, Potássio do Brasil Ltda., and such mineral rights are registered with the Brazilian National Mining Agency. We currently have rights of access to a significant amount of the land planned for the Autazes Project, including all of the land on which our proposed mine shafts, processing plant and port will be constructed. We will only be able to start mining activities after obtaining the Mining Concession, which has not yet been granted. For additional information, see “Item 4.B. Business Overview—Regulatory Overview—Brazilian Mining Regulations” and “Item 4.D. Property, Plant and Equipment—Description of the Autazes Project and the Autazes Property” in the 2024 Annual Report.

The Autazes Project is located within the Amazon potash basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, in the municipality of Autazes. Autazes is located in the eastern part of the Amazonas State, Brazil. The Autazes Project is comprised of mineral claims with a cumulative area of approximately 680 square miles in the Amazon potash basin. The mineralization composition of the Amazon Basin is described as sylvinite with layers of halite, anhydrite and others (e.g., kieserite, polyhalite, and others). The Autazes Property contains a sylvinite deposit that is subdivided into three mineralized zones. The top of the sylvinite deposit, being the potash-bearing horizon, was determined to be at a depth between approximately 0.4 – 0.5 miles. The total thickness of the potash-bearing horizon in the explored area of the Autazes Property is between 2.3 – 13.1 feet.

Our primary goal is to win a significant share of the Brazilian potash market and be the sustainable potash supplier-of-choice for Brazilian farmers. We intend to be a significant domestic source of potash fertilizer in Brazil in order to alleviate Brazil’s dependence on imported potash and farmer supply-chain risk, while supporting economic prosperity and agricultural sustainability in Brazil and food security globally. We plan to accomplish this goal by pursuing the following strategies:

•	focus solely on providing our potash produced from the Autazes Project to Brazilian farmers;

•	establish and maintain a position as the lowest-cost provider of potash in Brazil;

•	establish strategic partnerships within the potash industry;

•	nurture opportunity for sustainability leadership and innovation; and

•	expand our potash production capabilities and growth opportunities.

For more information on our growth strategies, see “Item 4.B. Business Overview—Our Business Objectives and Growth Strategies” in the 2024 Annual Report.

To date, we have spent approximately $260 million in connection with the development and advancement of the Autazes Project, including to fund our exploration and development expenses, and begin construction of the Autazes Project.

To accomplish our primary business objectives (each of which also constitute a significant event that must occur for the business objectives to be accomplished), the key milestones to be achieved, the anticipated timing, and the expected aggregate costs thereof include: (i) development of and entry into the Impact Benefit Agreement with the Mura indigenous communities near the Autazes Project, which are anticipated to occur in 2025 at an estimated cost of $2.5 million; (ii) completion of the purchases of the additional land that primarily will be used for the sites of our dry stacked tailings, which is anticipated to occur in 2026 at an estimated cost of $2.8 million; (iii) completion of additional engineering and a feasibility study for the Autazes Project that will incorporate recent optimization work on the shaft sinking technology to be used, which is anticipated to occur in 2026 at an estimated cost of $3.2 million; (iv) completion of basic engineering design work, which is anticipated to occur in 2026 at an estimated cost of $8.6 million; (v) commencement of construction on the Autazes Project, with an emphasis on critical path items including shaft sinking and the ordering of long lead items, which is anticipated to occur in 2026 at an estimated initial cost to commence construction of $8.7 million (with the currently estimated total cost of construction for the Autazes Project being $2.5 billion (not including financing fees, working capital and potential cost overruns), and we estimate that 60%–65% of the total cost of construction will be financed by debt with the balance being financed by additional equity issuances), and (vi) obtaining debt financing to fund a substantial portion of the construction costs of the Autazes Project, which we will seek to obtain in the second half of 2026.

The above guidance as to the funding requirements and timeline for developing the Autazes Project is based on our best estimates as of the date of this Interim Report. Achievement or timing of the above milestones could be affected by a number of factors, including, but not limited to, economic and financial conditions that may affect our ability to raise additional funds. See “Cautionary Note Regarding Forward-Looking Statements” below and “Item 3.D. Risk Factors” in the 2024 Annual Report.

Key Factors Impacting our Operating Results When our Mining Operations Commence

Price of Potash

Once we commence our mining operations, our financial performance will be significantly affected by the market price of potash. Potash prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control, including international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others, and, to a lesser degree, inventory carrying costs and currency exchange rates.

The market price for potash in Brazil is typically quoted as the daily Cost and Freight (CFR) price for granular potash delivered to Brazil, which is established by sales transactions between buyers and sellers. For further information on the drivers and trends affecting the market price of potash, see “Item 4.B. Business Overview—Our Industry and Market Opportunity” in the 2024 Annual Report.

Production Volume, Ore Grade and Mineral Reserves

Our production volume, the ore grade of the potash from the Autazes Project mine, and our Mineral Reserves will affect our business performance. The Autazes Project has Measured Mineral Resources (excluding Mineral Reserves) of approximately 18 million tons at an average grade of 22.5% muriate of potash (which we refer to as “MOP”), Indicated Mineral Resources (excluding Mineral Reserves) of approximately 48 million tons at an average grade of 25.9% MOP, and Inferred Mineral Resources (excluding Mineral Reserves) of approximately 107 million tons at an average grade of 30.3% MOP. Total Proven Economically Recoverable Reserves are approximately 69 million tons at an average grade of 28.9% MOP. Probable Economically Recoverable Reserves are approximately 122 million tons at an average grade of 27.5% MOP. The estimated life of the mine on the Autazes Property is 23 years, which estimate is based on the portion of the ore body that is currently being permitted for future construction and mining. For more details, see “Item 4.D. Property, Plant and Equipment—Description of the Autazes Project and the Autazes Property—Mineral Resource and Mineral Reserve Estimates” in the 2024 Annual Report.

Commercial Terms

We intend to sell our mined and processed potash mostly through take or pay offtake contracts with terms between five and ten years, and with only a small portion being sold on the spot market. The agreements with our customers are expected to include customary commercial terms, such as cost, insurance and freight, free on board, free carrier, and cost and freight.

Sales prices for our potash will be based on the daily spot Cost and Freight (CFR) price for granular potash delivered to Brazil on barge loading for customer delivery, adjusted for the net freight differential of our anticipated lower domestic inland Brazil transportation cost as compared to importers of potash, less a slight discount. We intend to sell all of our potash to end users in Brazil.

Operating Costs and Expenses

Our ability to manage our operating costs and expenses will be a significant driver of our business performance. We intend to focus on ensuring stable, high levels of potash production to keep unit costs down while controlling and limiting our costs and expenses so that we can have more flexibility to overcome less favorable pricing conditions if and when they arise. However, we may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in pricing. For example, lower utilization of production capacity during periods of weak potash prices may expose us to higher unit production costs since a significant portion of our cost structure will be fixed in the short-term due to the high capital nature of mining operations. In addition, efforts to reduce costs during periods of weak prices could be limited by labor regulations or previous labor or governmental agreements.

Energy Costs

Our total energy costs are expected to be mainly composed of long-term electricity supply contracts with fixed transmission fees and variable energy consumption fees. We expect that the electricity for our mining operations will be provided by a planned 500 kV power transmission line that will be connected to Brazil’s national power grid near the Amazon city of Manaus. We expect to commence construction of the power transmission line after we obtain the applicable construction permit.

Effects of Exchange Rate Fluctuations

Prices for our products will be denominated in U.S. dollars. A significant portion of our production costs, however, will be denominated in Brazilian real, so there will be a mismatch of currencies between our revenue and costs. As a result, our results of operations and financial condition are, and, after our mining operations begin, will be, affected by changes in exchange rates between the Brazilian real and the U.S. dollar. As of March 31, 2025, the exchange rate was R$5.74 per US$1.00.

Environmental Expenses

The Autazes Project mine will operate under licenses issued by Brazilian governmental authorities that control, among other things, air emissions and water discharges, and the mine will be subject to stringent laws and regulations relating to waste materials and various other environmental matters. Additionally, the Autazes Property will need to be rehabilitated when we ultimately finish and cease our mining operations there.

We intend to make investments to enhance our ability to comply with all applicable environmental standards and to reduce our environmental impact in the areas in which we operate. We intend to have environmental improvement initiatives relating to reducing emissions and waste and improving the efficiency of use of natural resources and energy. Where appropriate, we will establish environmental provisions for restoration or remediation of contamination and disturbance on the Autazes Property.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this Interim Report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target”, “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements in this Interim Report include, but are not limited to, statements with respect to:

•	our ability to achieve profitability in the future;

•	our ability to obtain the necessary permits and licenses for the Autazes Project, and the timing and possible outcome of pending regulatory and permitting matters;

•	proposed expenditures for exploration work, and general and administrative expenses;

•	our ability to manage our development, growth and operating expenses;

•	the cost, timing, and results of our future development, construction, mining and production activities at the Autazes Project;

•	maintaining rights of access to, including successfully acquiring, leasing, purchasing and/or obtaining rights to occupy, the land for the development and operation of the Autazes Project;

•	our capital requirements and need for additional financing, and our ability to raise additional capital;

•	the estimated results of planned development, mining and production activities;

•	the estimated results of our greenhouse gas emissions analysis;

•	the supply and demand of potash;

•	general economic and financial conditions;

•	governmental regulation of mining operations and related matters;

•	our prospects, strategies, and business objectives and milestones; and

•	industry trends.

We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in the 2024 Annual Report under the headings “Item 3.D. Risk Factors” and “Item 4.B. Business Overview”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this Interim Report.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this Interim Report. The forward-looking statements contained in this Interim Report are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this Interim Report, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this Interim Report speaks only as of the date of this Interim Report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this Interim Report, whether as a result of new information, future events or otherwise, after the date of this Interim Report.

OPERATING RESULTS

Results of Pre-Operation Development Activities

The following table sets forth the results of our pre-operation development activities for the periods indicated:

	Three Months Ended March 31,
	2025	2024
Statements of Loss and Other Comprehensive Loss Information:
General and administrative expenses:
Consulting and management fees	$1,195,319	$577,465
Professional fees	174,785	54,380
Share-based compensation	14,982,999	629,033
Travel expenses	174,463	82,541
General office expenses	360,963	36,605
Foreign exchange loss (gain)	(2,363)	(3,054)
Communications and promotions	1,775,248	59,392

Operating loss	$18,661,414	$1,436,362
Finance income	(181,560)	(4,444)
Change in fair value of warrant liability	(120,400)	—

Loss for the period before income taxes	$18,359,454	$1,431,918
Income taxes	$41,908	$20,687

Net loss for the period (after income taxes)	$18,401,362	$1,452,605
Other income (expense):
Items that subsequently may be reclassified into net income:
Foreign currency translation	$(4,617,716)	$2,204,377

Total comprehensive loss for the period	$13,783,646	$3,656,982

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024

Revenues

We did not generate any revenues for the three months ended March 31, 2025 and 2024, as we are an exploration and development company and have not yet commenced any mining operations and potash production.

Operating Loss

Our operating loss increased to approximately $18.7 million for the three months ended March 31, 2025, as compared to approximately $1.4 million for the three months ended March 31, 2024, primarily due to an increase in our general and administrative expenses. Our general and administrative expenses consist primarily of consulting and management fees, professional fees, share-based compensation, travel expenses, general office expenses, and communications and investor relations expenses. We had higher (i) consulting and management fees during the three months ended March 31, 2025, as compared to the same period in 2024; (ii) professional fees due to increased legal and accounting fees during the three months ended March 31, 2025, as compared to the same period in 2024; (iii) share-based compensation costs, as we granted 511,000 RSUs to certain consultants and a director during the three months ended March 31, 2025; (iv) travel expenses during the three month ended March 31, 2025, as compared to the same period in 2024, due to an increased number of business trips in 2025; and (v) communications expenses during the three months ended March 31, 2025, as compared to the same period in 2024, as we increased our investor relations activities in 2025.

Net Loss

Our net loss increased to approximately $18.4 million for the three months ended March 31, 2025, as compared to approximately $1.5 million for the three ended March 31, 2024, primarily due to higher share-based compensation costs, higher travel expenses, higher communications expenses and higher consulting and management fees, during the three months ended March 31, 2025, as compared to the same period in 2024.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, and the proceeds from our Regulation A Offering and our IPO.

On May 6, 2025, the Company announced that it entered into a definitive agreement (the “ELOC Purchase Agreement”) establishing an equity line of credit (“ELOC”) with Alumni Capital LP (“Alumni”), an institutional investor. Under the terms of the ELOC Purchase Agreement, Brazil Potash has the right to sell, and Alumni has the obligation to purchase, up to $75 million worth of common shares over a 24-month period at prices that are based on the market price at the time of each sale to Alumni, subject to the satisfaction of certain customary conditions. Brazil Potash, at its sole discretion, controls the timing and amount of all sales of common shares associated with the ELOC, subject to the limitations contained in the ELOC Purchase Agreement. The issuance of the common shares to Alumni is being made pursuant to exemptions from the registration requirements of the federal and state securities laws. Pursuant to the ELOC Purchase Agreement, the Company must register Alumni’s resale of the common shares to be purchased. We believe that the ELOC will provide the company with a flexible source of funding, enabling judicious planning for the timing and amount of any equity sales, which will be critical as we advance site preparation and construction activities for the fully-permitted Autazes Project. See also “Subsequent Events—ELOC Purchase Agreement” below.

Our future expenditures and capital requirements will depend on numerous factors, including the progress of our development efforts.

Our business does not currently generate any cash. We believe that with the net proceeds from the IPO in the amount of approximate $22.7 million, we will have sufficient capital to finance our development and operations through 2025. However, if our development and operating costs and expenses are higher than expected, we may need to obtain additional financing prior to the end of 2025. Furthermore, we expect that we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. No assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will commence profitable operations and achieve positive cash flow.

Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to meet liabilities when due. As of March 31, 2025, we had a cash and cash equivalents balance of approximately $13.7 million to settle current liabilities of approximately $3.0 million.

The following table summarizes our cash flow data and cash and cash equivalents for the periods indicated:

	Three Months Ended March 31,
	2025	2024
Net cash used in operating activities	$(4,292,510)	$(656,357)
Net cash used in investing activities	$(883,166)	$(627,254)
Net cash provided by financing activities	$14,024	$—
Cash and cash equivalents (at beginning of period)	$18,861,029	$2,450,239
Cash and cash equivalents (at end of period)	$13,370,112	$1,143,184

Operating Activities

Net cash used in operating activities increased to approximately $4.3 million for the three months ended March 31, 2025, as compared to approximately $0.7 million for the three ended March 31, 2023. This increase is primarily due to (i) a higher net loss, which was approximately $18.4 million for the three months ended March 31, 2025, as compared to approximately $1.5 million for the three ended March 31, 2024, and (ii) changes in working capital, which was approximately $(614,095) for the three months ended March 31, 2025, as compared to approximately $150,972 for the three months ended March 31, 2024.

Investing Activities

Net cash used in investing activities increased to approximately $(0.9) million for the three months ended March 31, 2025, as compared to approximately $(0.6) million for the three months ended March 31, 2024, primarily due to higher exploration and evaluation expense during the three months ended March 31, 2025, as compared to the same period in 2024.

Financing Activities

Net cash provided by financing activities was approximately $14 thousand for the three months ended March 31, 2025, which includes cash proceeds from the exercise of stock. Net cash provided by financing activities was approximately nil for the three months ended March 31, 2024.

Cash and cash equivalents

Our cash and cash equivalents balance was approximately $13.7 million as of March 31, 2025, as compared to $18.9 million as of December 31, 2024, due to the cash proceeds received from our IPO and the exercise of stock options less expenses during the three months ended March 31, 2025.

Initial Public Offering

On November 29, 2024, the Company closed its IPO upon which it issued 2,000,000 common shares of the Company at a price of $15.00 per common share. The aggregate offering price of the shares sold was approximately $28.2 million, after deducting the underwriting discounts and commissions. Other than the underwriting discounts and commissions, expenses payable by us in connection with the initial public offering were approximately $5.5 million. The net proceeds we received from the offering were approximately $22.7 million. The common shares of the Company began trading on November 27, 2024, on the NYSE American under the trading symbol “GRO”.

Additionally, upon the closing of the IPO, we issued warrants to the underwriters (the “Underwriters’ Warrants”), which are exercisable for the number of our Common Shares equal to 5% of the total number of Common Shares sold in the initial public offering (i.e., 100,000 Common Shares). Subject to FINRA Rule 5110(e)(1), the Underwriters’ Warrants will be exercisable, in whole or in part, from time to time after six months from November

26, 2024, and will expire on the date that is two years from November 26, 2024. The Underwriters’ Warrants will be exercisable at an exercise price equal to 130% of the initial public offering price of the Common Shares sold in the initial public offering (i.e., $19.50). Additionally, the Underwriters’ Warrants provide for certain additional registration rights, including a one-time demand registration right at our expense and unlimited piggyback rights, with such registration rights expiring five years from November 26, 2024. As of the date of this Interim Report, none of the Underwriters’ Warrants have been exercised by the underwriters.

Plan of Operations

As noted above, the continuation of our current plan of operations requires us to raise significant amounts of additional capital.

We are an exploration and development mineral mining company, which began operations in October 2006. Our plan of operations for the next few years includes, subject to securing sufficient funds, commencing primary construction of the infrastructure of the Autazes Project. We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of our plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing plan of operations.

These circumstances represent material uncertainties that may cast substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations and Commitments

We are a party to certain consulting agreements, which provide, as of March 31, 2025, for aggregate change in control payments by us of approximately $20.6 million to certain of our directors, executives and consultants upon the occurrence of a change in control (as such term is defined in each respective consulting agreement) of our Company, and aggregate termination payments by us of approximately $9.9 million upon the respective termination of such directors, executives and consultants. As a triggering event under such consulting agreements has not taken place, these amounts have not been recorded on our consolidated financial statements.

Contingencies

Certain conditions may exist as of the date our consolidated financial statements are issued, which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, we, in consultation with our legal counsel as appropriate, evaluate the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought in connection therewith. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued on our financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of the possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed on our financial statements unless they involve guarantees, in which case the guarantees would be disclosed. We are not aware of any matters which result in a loss contingency.

Off-Balance Sheet Arrangements

We did not have during the three months ended March 31, 2025 and 2024, and we do not currently have, any off-balance sheet arrangements.

TREND INFORMATION

Impact of any Business Disruptions on our Business Operations

Our operations could be significantly adversely affected by unpredictable and unforeseen events, such as extreme weather conditions, acts of God, epidemics such as the COVID-19 outbreak, and other natural or manmade disasters and business interruptions, and the related economic consequences. For example, our additional consultations with indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169, which initially started in November 2019, were suspended in March 2020 due to the COVID-19 pandemic, and we were allowed to resume such consultations in April 2022 following the lifting of COVID-19 related restrictions.

We cannot accurately predict the impact any such business disruptions will have on our operations and the ability of others to meet their obligations with us, including uncertainties relating to the ultimate duration and impact of any such business disruptions. For example, a significant outbreak of a contagious disease in the human population, such as the COVID-19 pandemic, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect our operations and our ability to finance our operations.

Going Concern

Our consolidated financial statements as at and for the three months ended March 31, 2025, have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the ordinary course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

We incurred a net loss of approximately $18.4 million and $1.5 million for the three months ended March 31, 2025 and 2024, respectively. As of March 31, 2025, we had an accumulated deficit of approximately $177.0 million and working capital of approximately $13.3 million (including cash of approximately $13.7 million).

We require additional financing for working capital and the continuing development of the Autazes Project, as well as to repay our trade payables. As a result of our continuing operating losses, our continuance as a going concern depends on our ability to obtain adequate financing to pay our current obligations, finance our development activities, and reach profitable levels of operation. It is not possible to predict whether any financing efforts will be successful or if we will obtain the necessary financing. We have previously been successful in raising the necessary financing to continue our operations in the normal course, and we have been able to consummate multiple equity financings through private placements of our Common Shares. Additionally, we have entered into various loan agreements to borrow funds to fund our operating expenses. Furthermore, we raised an aggregate of approximately $40.5 million in gross proceeds pursuant to our Regulation A Offering, and $30.0 million in gross proceeds pursuant to our IPO.

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, the proceeds from our Regulation A Offering, and the proceeds from our IPO. Currently, we intend to finance our operations through additional equity and debt financings. For more information regarding our ability to fund our ongoing operations, see “Item 14.E. Use of Proceeds” in the 2024 Annual Report.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. However, there is no assurance that we will be successful in raising sufficient financing or achieving profitable operations to fund our operating expenses or future development of the Autazes Project. These circumstances raise a material uncertainty related to events or conditions that cast substantial doubt on our ability to continue as a going concern, and therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our consolidated financial statements do not include any adjustments to the carrying amount or classification of assets and liabilities if we were unable to continue as a going concern. These adjustments may be material.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with IFRS, which requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Company’s consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our accounting estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. Additionally, we strive to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions.

Critical accounting policies are those policies that reflect significant estimates or judgments about matters that are both inherently uncertain and material to our financial condition or results of operations. See Note 4 – Critical Judgments and Estimation Uncertainties to our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this 2024 Annual Report.

Recent Accounting Pronouncements

See Note 2 – Material Accounting Policies to the consolidated financial statements for the three months ended March 31, 2025 and 2024 included elsewhere in this Interim Report.

SHARE CAPITAL

As of May 9, 2025, we had 38,413,737 common shares issued and outstanding.

During the three months ended March 31, 2025, the Company granted 511,000 DSUs to a director and consultants of the Company. The DSUs had a fair value of $8.24 per DSU.

During the three months ended March 31, 2025, 10,000 options with weighted average exercise prices of $4.00 were exercised for gross proceeds of $40,000.

RELATED PARTY TRANSACTIONS

Related Party Transactions

The following are summaries of transactions or agreements that we have entered into or participated in with related parties, since January 1, 2021, which we are required to disclose pursuant to applicable disclosure requirements of the SEC and applicable Canadian securities regulatory authorities.

Consulting Agreements with our Executives

We have entered into consulting agreements with each of our executives (or a respective entity affiliated with such executive). For a description of the consulting agreements, see “Item 6.B. Compensation—Compensation of Senior Management and Directors—Executive Compensation—Consulting Agreements” in the 2024 Annual Report.

Equity Compensation Arrangements

We have granted stock options to certain of our executives and directors under our Stock Option Plan and stock option agreements entered or to be entered into between us and such optionees. For a description of the stock options, our Stock Option Plan and the stock option agreements, see “Item 6.E. Share Ownership—Stock Option Plan” in the 2024 Annual Report.

We have granted DSUs to certain of our executives and directors under our Deferred Share Unit Plan. For a description of the DSUs and our Deferred Share Unit Plan, see “Item 6.E. Share Ownership—Deferred Share Unit Plan” in the 2024 Annual Report.

We will grant equity incentive awards to our executives and directors under our 2024 Incentive Compensation Plan and award agreements to be entered into between us and such recipients. For a description of such awards and our 2024 Incentive Compensation Plan, see “Item 6.E. Share Ownership—2024 Incentive Compensation Plan” in the 2024 Annual Report.

See also “Subsequent Events—Form S-8” below.

Indemnity Agreements with our Directors and Executives

We have entered into an indemnity agreement with each of our directors and executives, whereby we have agreed to indemnify such directors and executives against all expenses and liabilities incurred in such capacity to the fullest extent permitted by law, subject to limited exceptions. For information regarding limitations of liability and indemnification applicable to our directors and executives, see “Item 10.B. Memorandum and Articles of Association” in the 2024 Annual Report.

Certain Travel Expenses

We use charter flight services provided by Tali Flying LP for certain business travel by our management team. Stan Bharti (our former Executive Chairman) is a director of Tali Flying LP. During the three months ended March 31, 2025 and 2024, we incurred travel expenses payable to Tali Flying LP in the aggregate amount of approximately $nil, and $nil million, respectively, at the prevailing market rate for charter flight services which Tali Flying LP charges. As at March 31, 2025, trade payables and accrued liabilities included $nil (December 31, 2024: $nil) owing to Tali Flying LP and prepaid expenses included $113,996 (December 31, 2024 - $113,893) advanced to Tali Flying LP. We did not enter into any agreement with Tali Flying LP for such charter flight services, and we may terminate our use of such charter flight services at any time without notice. For more information, see Note 12 to our condensed interim consolidated financial statements as of and for the three months ended March 31, 2025 and 2024.

SUBSEQUENT EVENTS

Form S-8

On April 29, 2025, we filed a registration statement on Form S-8 (the “Registration Statement”) with the SEC under the Securities Act, relating to an aggregate of up to 5,762,060 common shares, no par value per share, in the capital of the Company (“Common Shares”), issued or issuable pursuant to awards (“Awards”) granted or to be granted under our 2024 Incentive Compensation Plan, which was approved by the shareholders of the Company effective June 12, 2024 (such plan, the “Plan”, and the Common Shares issuable thereunder, the “Plan Shares”), which includes the reoffer and resale of 5,462,250 Common Shares (the “Reoffer Shares”) issued pursuant to, or subject to, Awards previously granted under the Plan to certain selling shareholders identified in the reoffer prospectus forming a part of the Registration Statement.

ELOC Purchase Agreement

On May 1, 2025 (the “Execution Date”), the Company entered into the ELOC Purchase Agreement with Alumni, whereby the Company may offer and sell, from time to time at its sole discretion, and whereby Alumni has committed to purchase, up to $75 million of the Company’s common shares, no par value (the “Common Shares”), subject to the limitations described below and in the ELOC Purchase Agreement. Pursuant to the ELOC Purchase Agreement, the Company agreed to provide Alumni with certain registration rights related to the shares issued under the ELOC Purchase Agreement and file a registration statement (the “Initial Registration Statement”) not later than twenty business days after the Execution Date. Capitalized terms used herein without definition will have the meanings assigned to them in the ELOC Purchase Agreement.

The Company may, from time to time and at its sole discretion, direct Alumni to purchase Common Shares upon the satisfaction of certain conditions set forth in the ELOC Purchase Agreement at a purchase price per share based on the market price of Common Shares at the time of sale as computed under the ELOC Purchase Agreement. There is no upper limit on the price per share that Alumni could be obligated to pay for Common Shares under the ELOC Purchase Agreement. The Company will control the timing and amount of any sales of Common Shares to Alumni, and Alumni has no right to require the Company to sell any shares to it under the ELOC Purchase Agreement. In consideration for Alumni’s execution and delivery of the ELOC Purchase Agreement, the Company agreed to issue to Alumni (i) $375,000 worth of the Company’s Common Shares (the “First Tranche”) issuable within one business day from the earlier of (a) effectiveness of the Initial Registration Statement filed by the Company, and (b) 180 days from the Execution Date and (ii) $375,000 worth of the Company’s Common Shares issuable within 180 days from the date on which the First Tranche is required to be issued and delivered (such shares together with the First Tranche, the “Commitment Shares”), in accordance with the terms and subject to the conditions of the ELOC Purchase Agreement.

The Company does not have a right to commence any sales of Common Shares to Alumni under the ELOC Purchase Agreement until the time when all of the conditions to the Company’s right to commence sales of Common Shares to Alumni set forth in the ELOC Purchase Agreement have been satisfied, including that a registration statement covering the resale of such shares is declared effective by the SEC and the final form of prospectus is filed with the SEC. The Common Shares that may be issued under the ELOC Purchase Agreement may be sold by the Company to Alumni at the Company’s discretion from time to time during the period commencing on the date on which Alumni receives the First Tranche of the Commitment Shares and ending on the earlier of (i) the second anniversary of the Execution Date, (ii) the date on which Alumni has received such number of Common Shares for aggregate consideration equal to $75.0 million pursuant to the ELOC Purchase Agreement, and (iii) the date on which the Common Shares fail to be listed or quoted on NYSE American LLC or any successor stock market (the “Commitment Period”). During the Commitment Period, the Company will control the timing and amount of any sales of Common Shares to Alumni. Actual sales of Common Shares to Alumni under the ELOC Purchase Agreement, if any, will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Common Shares and determinations by us as to the appropriate sources of funding and the Company’s operations.

In no event will the Company issue to Alumni under the ELOC Purchase Agreement more than 7,678,906 Common Shares, including the Commitment Shares, representing 19.99% of the total number of Common Shares outstanding immediately prior to the execution of the ELOC Purchase Agreement (the “Aggregate Limit”), unless (i) the Company obtains the approval of the issuance of such shares by its shareholders in accordance with the applicable stock exchange rules, or (ii) the Company obtains and submits to the stock exchange and Alumni a written statement from an independent counsel in the Company’s home country certifying that the Company’s practices, including the practices of not obtaining shareholder approval to issue more than the Aggregate Limit, are not prohibited by the home country’s laws, or any equivalent document that serves such purpose with respect to the stock exchange.

In all cases, the Company may not issue or sell any Common Shares to Alumni under the ELOC Purchase Agreement which, when aggregated with all other Common Shares then beneficially owned by Alumni and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder), would result in Alumni beneficially owning more than 4.99% of the outstanding Common Shares (the “Beneficial Ownership Limitation”). However, upon delivery of a written notice to the Company, Alumni may from time to time increase or decrease the Beneficial Ownership Limitation to any other percentage not in excess of 9.99% and not lower than 4.99% as specified in such notice.

At any time during the Commitment Period, subject to other conditions, the Company may direct Alumni to purchase a number of Common Shares in an amount up to $1,000,000 (unless the Company and Alumni mutually agree in writing to increase the amount to an amount not to exceed $5,000,000) at a purchase price equal to 92.5% of the lowest daily VWAP (as defined in the ELOC Purchase Agreement) for the Common Shares during the five business days prior to the closing date with respect to a purchase notice.

The net proceeds under the ELOC Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells its Common Shares to Alumni. The Company expects that any proceeds received by it from such sales to Alumni will be used for working capital and general corporate purposes.

The ELOC Purchase Agreement contains customary representations, warranties and agreements of the Company and Alumni, limitations and conditions regarding sales of Common Shares, indemnification rights and other obligations of the parties.

From the Execution Date until the first anniversary of such date, upon any issuance, subject to certain exclusions, by the Company or any of its subsidiaries of Common Shares or any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, for cash consideration, indebtedness, or a combination thereof (a “Subsequent Financing”), Alumni has the right to participate in up to an amount of the Subsequent Financing equal to, in the aggregate, 5% of the amount sold in the Subsequent Financing on the same terms, conditions and price provided for in the Subsequent Financing. Alumni has agreed that, during the term of the ELOC Purchase Agreement, it will not engage in or effect, directly or indirectly, any short sales involving the Company’s securities or any hedging transaction that transfers the economic risk of ownership of the Common Shares.

The ELOC Purchase Agreement will automatically terminate on the earliest to occur of (i) the end of the Commitment Period, or (ii) the date that the Company commences a voluntary case or any person commences a proceeding against the Company, a custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors. In addition, the Company may terminate the ELOC Purchase Agreement at any time after the execution date of the ELOC Purchase Agreement effective upon at least five business days’ prior written notice to Alumni.

The above is a summary of the terms of the ELOC Purchase Agreement, which does not purport to be complete and is qualified in its entirety by reference to the full text of the ELOC Purchase Agreement, a copy of which is furnished as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the SEC on May 6, 2025.

ADDITIONAL INFORMATION

Additional information relating to Brazil Potash, including our most recent annual and quarterly reports, are available on SEDAR+ at http://www.sedarplus.ca and on EDGAR at http://www.sec.gov/edgar.